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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cheniere Energy, Inc.

(Name of Issuer)

Common Stock, $0.003 par value

(Title of Class of Securities)

16411R208

(CUSIP Number)

Richard A. Pollack
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 16411R208

1	NAMES OF REPORTING PERSONS: SRM Global Master Fund Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) (b)
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,246,605
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,246,605
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,246,605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN
(1)	The percentages used in this Schedule 13D are calculated based upon a total of 55,143,564 shares of common stock of the Company, par value $0.003 per share, stated to be issued and outstanding as of October 31, 2006, as reflected in the Company’s Quarterly Report on Form 10-Q filed on November 6, 2006.

(Page 2 of 8 Pages)

CUSIP No. 16411R208

1	NAMES OF REPORTING PERSONS: SRM Global Fund General Partner Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) (b)
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,246,605
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,246,605
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,246,605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(Page 3 of 8 Pages)

CUSIP No. 16411R208

1	NAMES OF REPORTING PERSONS: SRM Fund Management (Cayman) Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) (b)
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,246,605
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,246,605
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,246,605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(Page 4 of 8 Pages)

The Schedule 13D is amended to make the following changes to certain items:

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 is replaced in its entirety with the following:

             The Master Fund obtained funds to make the purchases of Shares described below from its working capital, which includes funds that had been contributed to the Master Fund by its limited partners. No funds were borrowed by the Master Fund in order to complete the Share purchases described below.

             The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

             This Schedule 13D is being filed to reflect purchases by the Master Fund of a total of 5,246,605 Shares since September 27, 2006 in open market transactions, namely:

(i)	Purchase by the Master Fund of 143,300 Shares at $29.4954 per share on September 27, 2006;

(ii)	Purchase by the Master Fund of 235,100 Shares at $29.6176 per share on September 28, 2006;

(iii)	Purchase by the Master Fund of 500,000 Shares at $28.5427 per share on October 2, 2006;

(iv)	Purchase by the Master Fund of 500,000 Shares at $26.25 per share on October 3, 2006;

(v)	Purchase by the Master Fund of 500,000 Shares at $25.8916 per share on October 4, 2006;

(vi)	Purchase by the Master Fund of 250,000 Shares at $25.5151 per share on October 9, 2006;

(vii)	Purchase by the Master Fund of 238,200 Shares at $25.7176 per share on October 13, 2006;

(viii)	Purchase by the Master Fund of 69,600 Shares at $26.5432 per share on October 16, 2006;

(ix)	Purchase by the Master Fund of 86,805 Shares at $26.3204 per share on October 17, 2006;

(x)	Purchase by the Master Fund of 200,000 Shares at $26.5874 per share on October 18, 2006;

(xi)	Purchase by the Master Fund of 411,700 Shares at $27.0751 per share on October 19, 2006;

(xii)	Purchase by the Master Fund of 395,100 Shares at $27.25 per share on October 20, 2006;

(xiii)	Purchase by the Master Fund of 21,700 Shares at $26.99 per share on October 24, 2006;

(xiv)	Purchase by the Master Fund of 68,500 Shares at $25.8318 per share on October 31, 2006;

(xv)	Purchase by the Master Fund of 100,000 Shares at $25.85 per share on October 31, 2006;

(xvi)	Purchase by the Master Fund of 50,000 Shares at $25.82 per share on November 1, 2006;

(xvii)	Purchase by the Master Fund of 80,000 Shares at $27.0751 per share on October 19, 2006;

(Page 5 of 8 Pages)

(xviii)	Purchase by the Master Fund of 50,000 Shares at $25.78 per share;

(xix)	Purchase by the Master Fund of 130,000 Shares at $26.2308 per share on November 7, 2006;

(xx)	Purchase by the Master Fund of 100,000 Shares at $26.25 per share on November 8, 2006;

(xxi)	Purchase by the Master Fund of 50,000 Shares at $25.62 per share on November 10, 2006;

(xxii)	Purchase by the Master Fund of 500,000 Shares at $25.6496 per share on November 14, 2006;

(xxiii)	Purchase by the Master Fund of 39,700 Shares at $28.1541 per share on November 16, 2006;

(xxiv)	Purchase by the Master Fund of 159,100 Shares at $28.5794 per share on November 20, 2006;

(xxv)	Purchase by the Master Fund of 67,800 Shares at $28.7483 per share on November 21, 2006;

(xxvi)	Purchase by the Master Fund of 175,000 Shares at $29.9259 per share on November 24, 2006; and

(xxvii)	Purchase by the Master Fund of 125,000 Shares at $29 per share on November 28, 2006.

ITEM 5.	Interest in Securities of the Issuer

Replace (a)-(b) with the following:

(a)-(b)     The Master Fund directly beneficially owns 5,246,605 Shares, representing 9.5% of the outstanding Common Stock of the Issuer. The General Partner is the general partner of the Master Fund, and accordingly, the General Partner has the power to cause the Master Fund to vote, or to dispose of, securities which that entity beneficially owns. The Investment Manager is the investment manager of the Master Fund, and accordingly, the Investment Manager has the power to cause the Master Fund to vote, or to dispose of, securities which that entity beneficially owns. Therefore, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, (i) the Master Fund is the beneficial owner of, with shared voting and dispositive power over, a total of 5,246,605 Shares and (ii) each of the General Partner and the Investment Manager is the beneficial owner of, with shared voting and dispositive power over, a total of 5,246,605 Shares.

             Based upon the information as to outstanding shares as at October 31, 2006 contained in the Company’s Report on Form 10-Q for the period ended September 30, 2006, the Shares of which each of the Master Fund, the General Partner and the Investment Manager is the beneficial owner constitute 9.5% of the outstanding Shares.

(Page 6 of 8 Pages)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Philip Price, David W. Bernstein and Philippe Y. Blanchard his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2007

SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP
By:	SRM Global Fund General Partner Limited, its General Partner
By:	/s/ Philip Price

	Name: Title:	Philip Price Authorised Signatory

SRM GLOBAL FUND GENERAL PARTNER LIMITED
By:	/s/ Philip Price

	Name: Title:	Philip Price Authorised Signatory

SRM FUND MANAGEMENT (CAYMAN) LIMITED
By:	/s/ Philip Price

	Name: Title:	Philip Price Director

(Page 7 of 8 Pages)

INDEX TO EXHIBITS

Exhibit Number	Description

1	Joint Filing Agreement, dated as of October 26, 2006, among SRM Global Master Fund Limited Partnership, SRM Global Fund General Partner Limited and SRM Fund Management (Cayman) Limited.

(Page 8 of 8 Pages)

Exhibit 1

JOINT FILING AGREEMENT

             In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to the Common Stock, par value $0.003 per share, of Cheniere Energy, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings.

Dated: October 26, 2006

SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP
By:	SRM Global Fund General Partner Limited, its General Partner
By:	/s/ Philip Price

	Name: Title:	Philip Price Authorised Signatory

SRM GLOBAL FUND GENERAL PARTNER LIMITED
By:	/s/ Philip Price

	Name: Title:	Philip Price Authorised Signatory

SRM FUND MANAGEMENT (CAYMAN) LIMITED
By:	/s/ Philip Price

	Name: Title:	Philip Price Director